

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail
Mr. Patrick J. O'Dea
President and Chief Executive Officer
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608-3520

Re: Peet's Coffee & Tea, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 20, 2012
File No. 0-32233

Dear Mr. O'Dea:

We have reviewed your amendment and your letter dated September 19, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to Shareholders

1. All references in this letter to "prior" numbered comments are to the comments set forth in our letter to you dated September 7, 2012. Please refer generally to prior comment 2, in which we asked you to provide the disclosure Item 5 of Schedule 14A requires in the context of the recommendations the board provides throughout the materials. In that regard, we note the new disclosure you added at page 19 indicating that "the JAB group was not making retention of Peet's senior management a condition of the proposed acquisition and had not offered employment or retention arrangements to any of Peet's senior management." You also added, "…Peet's has change of control severance and equity arrangements in place with senior management that are intended to prevent any potential management opposition to a change of control transaction that the board believes is in the best interests of shareholders."

Insofar as you disclose at page 36 that Mr. O'Dea stands to receive "single-trigger" cash payments in excess of $3,500,000, which could be supplemented by additional "double-trigger" payments to total in excess of $5,200,000, where you provide the board's recommendation, please provide with equal prominence the revised disclosure we identified in prior comment 2 with regard to Mr. O'Dea. We note the disclosure you provide at pages 37 and 38 regarding amounts to be received as a result of accelerated stock options held by the non-employee directors, and you also should reference this information with equal prominence where you state the board's recommendation, insofar as it appears that the lump sum payments will be received regardless of whether they are asked to continue as directors post-merger.

The Merger, page 16

Background of the Merger, page 16

2.   We note your response to prior comment 9, in which we inquired as to when JAB first indicated to Peet's management that JAB proposed to retain Peet's management to lead the successor company. We note your new disclosure at page 19 (emphasis added) that, when the Peet's board met telephonically on July 16, 2012, the board "observed that the JAB group has only a small executive team and <u>might</u> retain senior management for some period following a transaction, but that the JAB group <u>had not disclosed</u> its management plan to Peet's or its advisors."

However, it appears that perhaps there was some change prior to both parties agreeing to the merger on July 21 and their issuance of a joint press release on July 23. In that regard, on July 24, 2012, you filed a Form 8-K relating to the merger agreement entered into on July 21, 2012. You filed as exhibit 8.1 to that Form 8-K a "joint press release" dated July 23, which release states in part that "At the close of the transaction, Peet's will be privately owned and will continue to be operated by the company's current management team and employees." In the same release, Mr. Becht, chairman of JAB, is quoted as saying in part, "… we look forward to preserving the company's culture and core values, while supporting management's vision for future growth." Insofar as the "joint press release" suggests that both parties were in agreement regarding the continuation of the current management team and employees, please disclose precisely when JAB first indicated to Peet's management that it proposed or intended to retain company management, and address the other points set forth in prior comment 9, as appropriate.

3.   Revise to explain the relevance of the ongoing "CEO succession planning," cited in the new disclosure at page 19, to the negotiations, as well as any material implications of such planning with regard to the merger and the merged entity. Briefly explain at page 22 when Mr. O'Dea made his request to the board, as well as the principal reasons he provided for the request at that time. If the board considered that Mr. O'Dea's request

might make him more likely or less likely to support the merger with JAB, please provide corresponding disclosure to clarify.

Opinion of Citigroup Global Markets Inc., page 27

4.   The first two sentences of the second paragraph in this section suggest that the reader must read the written opinion to access the information which Item 1015(b)(6) of Regulation M-A requires you to summarize in the proxy statement. Therefore, we re-issue prior comment 13, which requested that you provide the required summary in this section.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director